SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
CNPJ n.º 02.558.115/0001-21
NIRE n.º 4130001760-3

MINUTES OF THE 27th REGULAR MEETING OF THE BOARD OF DIRECTORS

DATE AND VENUE: On July eighteen (18), 2003, at 03:00 p.m., the members of the Board of Directors of TELE CELULAR SUL PARTICIPAÇÕES S.A. met for their regular meeting at Av. República do Chile, nº 500, in Rio de Janeiro – RJ. PRESENT: the Chairman of the Board, Mr. Mario Cesar Pereira de Araujo and Director Mr. Franco Bertone. Also present: the President of the Company, Mr. Alvaro Pereira de Moraes Filho and the Chief Financial Officer and Director of Investor Relations, Mr. Paulo Roberto Cruz Cozza. Ms. Mychèlle Fortunato was appointed Secretary of the Board. Once the statutory quorum was verified and in compliance with all the required formalities, the order of the day was read and the Board proceeded to the resolutions. RESOLUTIONS: 1. FINANCIAL STATEMENTS FOR THE 2nd QUARTER 2003: Once the analysis of the results presented was completed, in view of the explanations provided by the President,and on the basis of the Ernst & Young audit report, the Board acknowledges and approves the Financial Statements for the 2nd Quarter 2003, as stated in Memorandum nº 146/2003; 2. CODE OF ETHICS: the motion for the adoption of a Code of Ethics by the Company was submitted and passed; such code of ethics, consolidated and initialed by the Directors, shall be filed at the company's office, as provided in Memorandum nº 149/2003; 3. APPOINTMENT OF A DIRECTOR TO FILL IN A VACANCY IN THE BOARD: Mr. MARCO PATUANO, an Italian citizen, married, economist, bearer of Italian passport 331980L, residing in the city of Torino, Italy, n. 46, Corso de Gasperi, 10129, was appointed and elected director to replace resigning Director Mr. Paulo Sérgio de Oliveira Diniz, until the next Annual Stockholders' Meeting, in compliance with art. 150 of Lei 6404/76 and art. 25, paragraph four of the Articles of Organization. Mr. Paulo Sérgio de Oliveira Diniz's valuable contribution while director was acknowledged; 4. APPOINTMENT OF A DIRECTOR TO FILL IN A VACANCY IN THE SENIOR MANAGEMENT: Mr. Alvaro Pereira de Moraes Filho, a Brazilian citizen, married, engineer, Individual Taxpayer ID CPF nº463.020.008-82 and RG nº 2.053.297-1 SSP/PR, domiciled at Rua Comendador Araújo, nº 299, in Curitiba-Paraná, was appointed Chief Technology Officer to fill in the vacancy opened by Mr. Gil Odebrecht's resignation, for the unexpired term ending in April 2005, as provided in article 29, sole paragraph of the Company's Articles of Organization. Mr. Gil Odebrecht's valuable contribution while Senior Officer was acknowledged. CONFIRMATION: There being no further businesses, the meeting was adjourned and these minutes were prepared, read and confirmed by the members of the Board of Directors.

Rio de Janeiro, July 18, 2003.

Mario Cesar Pereira de Araujo	Franco Bertone
Chairman of the Board	Director

Mychèlle Fortunato
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 21, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer